                   Filing Company:                    Cardiac Science Inc.
                   Subject Company:                   Artema Medical AB
                   File Number for Related
                   Registration Statement:            333-60308
                   This communication is filed pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended



[CARDIAC SCIENCE LOGO]


                                                              November 16, 2001

Dear Artema shareholder:

         I am writing to you with regard to the public offer for Artema Medical AB by Cardiac Science, Inc.

         Enclosed with this letter you will find an additional Addendum to the original Swedish prospectus dated May 4, 2001. This Addendum contains the unaudited interim financial reports of Cardiac Science and Artema for the three and nine month periods ending September 30, 2001.

         For those shareholders who are directly registered with the VPC and wish to order additional Swedish prospectuses, Addendums, acceptance forms, "NB Vardepapperstjanst Bas" application forms, or U.S. prospectuses, please call Nordea Securities at +46 8 407 9250.

         The nominee registered shareholders are kindly asked to contact its bank or brokerage firm for further instructions.

         Please note that the Acceptance Period ends on Friday, November 23, 2001 at 3 P.M. Swedish time.


Yours sincerely,


Roderick de Greef, CFO
On behalf of Cardiac Science

WE HAVE FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE OFFER. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the SEC's website at www.sec.gov http://www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357) or at Nordea Securities (telephone number +46 8-407
9250).

                                     [LOGO]
                                CARDIAC SCIENCE








                 ADDENDUM II TO THE PROSPECTUS DATED 4 MAY, 2001
   REGARDING THE PUBLIC OFFER TO THE SHAREHOLDERS OF ARTEMA MEDICAL AB (PUBL)








                               NORDEA SECURITIES

TABLE OF CONTENTS

Background ................................................................    3
Interim report of Cardiac Science .........................................    4
Interim report of Artema ..................................................   16

This addendum to the prospectus (the "Addendum" or "this Addendum") has been prepared by Cardiac Science, Inc. ("Cardiac Science"). The Addendum is a supplement to the prospectus prepared on the occasion of the offer to the shareholders of Artema Medical AB (publ) ("Artema"), which was issued on May 4, 2001 (the "Prospectus"), and the addendum dated August 27, 2001.

Notice to United States shareholders: The offer described in this Addendum, the addendum dated August 27, 2001 (together the "Addenda") and the Prospectus are made for the shares of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Prospectus and the Addenda have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

The Prospectus together with the Addenda do not constitute an offer in any jurisdiction in which it is illegal to make such an offer. The offer is not being made to persons whose participation would require an additional prospectus, registration or measures other than those required under Swedish or U.S. law. Neither the Prospectus, the related acceptance form nor the Addenda may be distributed in any country where such distribution or the offer requires measures specified in the preceding sentence, or where they conflict with regulations in such country. As a consequence, the Prospectus and the Addenda are not for distribution in or into Canada, Australia or Japan, among others.

The Swedish language version of this Addendum has been registered with the Swedish Financial Supervisory Authority. Registration with the Swedish Financial Supervisory Authority does not imply or guarantee that the factual information contained in the Addendum is correct or complete.

Disputes relating to the offer shall be settled exclusively according to Swedish law and in a Swedish court of law.

No person is authorized in connection with the offer to give any information or to make any representation not contained in the Prospectus or the Addenda, and, if given or made, such information or representation must not be relied upon as having been authorized by Cardiac Science.

The Board of Directors of Cardiac Science, Inc. is responsible for this Addendum to the Prospectus.

In addition to the Prospectus and the Addenda, Cardiac Science has filed an S-4 registration statement with the SEC in connection with the offer. Cardiac Science urges you to read the registration statement and any other relevant documents filed or to be filed with the SEC because they contain important information. Investors and stockholders are able to obtain free copies of these documents at the SEC's website at www.sec.gov (http://www.sec.gov) and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357).

                                   BACKGROUND

This Addendum has been prepared due to the release of the interim reports for Cardiac Science and Artema for the period ending September 30, 2001.

         A Prospectus, dated May 4, 2001, was made public in early May 2001. This was followed by an addendum dated August 27, 2001. These documents, together with additional copies of this Addendum, can be ordered by calling Nordea Securities, +46 8 407 9250.

                     Irvine, California, USA, November 16, 2001

                              Cardiac Science, Inc.
                             The Board of Directors

                        INTERIM REPORT OF CARDIAC SCIENCE
                              FINANCIAL INFORMATION


ITEM 1. FINANCIAL STATEMENTS

CARDIAC SCIENCE, INC.  CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                September 30,    December 31,
                                                                                         2001            2000
(USD)                                                                             (Unaudited)
-------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                          2,753,622      13,537,066
Marketable securities available-for-sale, including an
unrealized gain of $504,025 at December 31, 2000                                          --       5,004,025
Accounts receivable, net of allowance for doubtful accounts of
$1,342,955 at September 30, 2001 and $200,000 at December 31, 2000                 5,737,165       1,923,118
Inventory                                                                          1,817,809       1,512,894
Prepaid expenses                                                                     298,877         203,825
-------------------------------------------------------------------------------------------------------------
Total current assets                                                              10,607,473      22,180,928

Property and equipment, net of accumulated depreciation                            3,450,310       1,682,102
Intangibles, net of accumulated amortization                                      89,260,164       8,023,071
Deferred acquisition costs                                                         1,379,286              --
Other assets                                                                       2,444,799       1,449,610
-------------------------------------------------------------------------------------------------------------
Total assets                                                                     107,142,032      33,335,711
-------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued expenses                                             14,779,143       4,027,735
Current portion of capital lease obligation                                           99,222          48,601
Current portion of loan payable                                                       66,792          82,813
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         14,945,157       4,159,149

Senior secured promissory notes                                                   27,300,000              --
Long term portion of capital lease obligation                                        159,978         146,821
Long term portion of loan payable                                                         --          45,173
-------------------------------------------------------------------------------------------------------------
                                                                                  27,459,978         191,994
Commitments and contingencies
Stockholders' equity
Preferred stock - $0.001 par value; 1,000,000 shares authorized,
none issued or outstanding                                                                --              --
Common stock - $ 0.001 par value; 100,000,000 shares authorized,
50,080,149 issued and outstanding at
September 30, 2001 and 24,382,228 at December 31, 2000                                50,080          24,382
Common stock subscribed                                                              172,595       1,551,000
Additional paid-in capital                                                       136,801,099      78,788,847
Accumulated other comprehensive income                                                    --         504,025
Accumulated deficit                                                              (72,286,877)    (51,883,686)
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        64,736,897      28,984,568
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                       107,142,032      33,335,711
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                        INTERIM REPORT OF CARDIAC SCIENCE

CARDIAC SCIENCE, INC. - CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

                                                       Three Months Ended            Nine Months Ended
(USD)                                           Sept 30, 2001   Sept 30, 2000  Sept 30, 2001   Sept 30, 2000
-------------------------------------------------------------------------------------------------------------
Revenues                                             643,952      1,209,682      2,892,889      2,759,286
Cost of goods sold                                  (331,918)    (1,060,102)    (2,351,545)    (2,452,693)
Write down of inventory                           (1,453,756)            --     (1,453,756)            --
-------------------------------------------------------------------------------------------------------------
Gross profit (loss)                               (1,141,722)       149,580       (912,412)       306,593

Operating expenses
Research and development                           1,834,219      3,066,953      6,435,895      5,490,834
Sales and marketing                                1,697,500        957,134      5,294,466      2,783,600
General and administrative                         1,588,464      1,554,174      4,806,682      2,999,315
Acquired in-process research and development              --     13,587,026             --     13,587,026
Amortization of goodwill and other intangibles       330,844        567,952        992,783        567,952
Amortization of restricted stock                          --        775,500             --        775,500
Impairment of assets                               1,438,000             --      1,438,000             --
-------------------------------------------------------------------------------------------------------------
Total operating expenses                           6,889,027     20,508,739     18,967,826     26,204,227
-------------------------------------------------------------------------------------------------------------
Loss from operations                              (8,030,749)   (20,359,159)   (19,880,238)   (25,897,634)

Interest income, net                                  14,541        314,718        186,416        338,642
Loss on sale of marketable securities                     --             --       (707,369)            --
-------------------------------------------------------------------------------------------------------------
Loss before provision for income taxes            (8,016,208)   (20,044,441)   (20,401,191)   (25,558,992)

Provision for income taxes                                --             --          2,000          1,600
-------------------------------------------------------------------------------------------------------------
Net loss                                          (8,016,208)   (20,044,441)   (20,403,191)   (25,560,592)
-------------------------------------------------------------------------------------------------------------
Net loss per share (basic and diluted)                 (0.31)         (0.88)         (0.81)         (1.47)

Weighted average number of shares used in
the computation of net loss per share             26,209,759     22,884,154     25,258,235     17,391,455
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                       INTERIM REPORT OF CARDIAC SCIENCE

CARDIAC SCIENCE, INC. - CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

                                                                                            Nine Months Ended
                                                                                      September 30,  September 30,
(USD)                                                                                          2001           2000
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                                               (20,403,191)   (25,560,592)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation                                                                               478,698        122,416
Amortization of goodwill and other intangibles                                             992,783        567,952
Amortization of restricted stock                                                                --        775,500
Acquired in process research and development                                                    --     13,587,026
Compensation related to fair value of options granted to non-employees                      44,100        886,252
Expenses paid with common stock                                                                 --         55,500
Loss on sale of marketable securities                                                      707,369             --
Bad debt expense                                                                           400,000             --
Write down of inventory                                                                  1,453,756             --
Impairment of assets                                                                     1,438,000             --

Changes in operating assets and liabilities (net of assets and liabilities acquired)
Accounts receivable                                                                     (1,512,967)    (1,397,821)
Inventory                                                                                 (359,389)    (1,991,469)
Prepaid expenses                                                                           (47,285)       (62,212)
Other assets                                                                                39,670         22,328
Placement of Powerhearts at customer locations                                          (1,110,377)            --
Accounts payable and accrued expenses                                                    2,138,040      2,231,351
------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                  (15,740,793)   (10,763,769)

Cash flows from investing activities
Purchase of equipment                                                                     (746,782)      (873,354)
Advances to Inovise Medical, Inc. and Survivalink                                         (760,000)            --
Deferred acquisition costs                                                                (682,588)            --
Proceeds from sale of marketable securities                                              3,792,631             --
Acquisition of Survivalink, net of cash acquired of $1,397,008                          (9,102,992)            --
Cash advance to Survivalink shareholders for tax escrow                                 (2,200,000)            --
Cash acquired in Cadent Medical acquisition, net of costs of $189,705                           --         19,969
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (9,699,731)      (853,385)

Cash flows from financing activities
Proceeds from issuance of common stock                                                  14,100,000     30,972,274
Proceeds from capital lease refinancings                                                    73,352             --
 Payments on capital leases                                                                (44,025)        (6,626)
 Payments on loan payable                                                                  (61,193)       (18,683)
 Proceeds from exercise of common stock warrants                                           375,000        137,981
 Proceeds from exercise of common stock options                                            307,694        248,796
 Costs of equity issuances                                                                 (93,748)      (442,315)
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                               14,657,080     30,891,427
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   (10,783,444)    19,274,273

Cash and cash equivalents at beginning of period                                        13,537,066      5,901,934
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                               2,753,622     25,176,207
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                       INTERIM REPORT OF CARDIAC SCIENCE

CARDIAC SCIENCE, INC. - CONSOLIDATED CONDENSED NOTES TO
FINANCIAL STATEMENTS SEPTEMBER 30, 2001


1. Organization and Capitalization of the Company

Cardiac Science, Inc. (the "Company") was incorporated on May 20, 1991 to develop, manufacture and market software driven non-invasive (non-surgical) Automatic External Cardioverter Defibrillator ("AECD") devices to treat persons suffering from or at high risk of life-threatening arrhythmias. The Company develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary disposable defibrillator electrodes that monitor and automatically treat patients who suffer life-threatening heart rhythms. Powerheart(R), the Company's patented hospital bedside defibrillator, monitors a patients heart activity, accurately identifies life-threatening arrhythmias, and immediately administers defibrillation shock(s) within seconds and without human intervention. In September 2001, the Company acquired Survivalink Corporation ("Survivalink", a privately held Minneapolis-based company that is a leading provider of Automated External Defibrillators ("AEDs"). The Company's products are marketed in the United States by its 36-person direct sales force and by independent distributors in 40 countries around the world.

         In the opinion of the Company's management, the accompanying consolidated condensed unaudited financial statements include all adjustments necessary for a fair presentation of its financial position at September 30, 2001 and results of operations and cash flows for the periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted and should be read in conjunction with the Company's audited financial statements included in the Company's 2000 Annual Report on Form 10-K and subsequent amendments. Results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results for the full year.

2.  Continued Existence

Additional capital is needed to fulfill the Company's current marketing, research and product development goals and to sustain and ensure its viability. From inception through September 30, 2001, the Company incurred losses of approximately $72.3 million. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Additionally, successful completion of the Company's product development program and its transition to attain profitable operations is dependent upon achieving a level of revenues adequate to support the Company's cost structure. Subsequent to September 30, 2001, the Company has raised approximately $8 million in equity financing through the sale of approximately 4 million shares of its common stock at $2.00 per share, pursuant to the terms of the financing transaction approved by shareholders at the annual meeting held on September 21, 2001. The Company anticipates that its current cash balance, plus the $8 million raised subsequent to September 30, 2001, will be sufficient to meet its cash requirements through the first quarter of 2002. The Company is continuing its efforts to complete the financing transaction and could issue up to an additional 6.5 million shares of its common stock to raise an additional $13.0 million in cash. There can be no assurance that the remainder of the financing transaction will be completed or that any other financing transaction will be available at terms acceptable to the Company, if at all, that any financing transactions will not be dilutive to current stockholders, or that the Company will have sufficient working capital to fund future operations. If the Company is not able to raise additional funds, it may be required to significantly curtail or cease its operating activities. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

3.  Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market value. Inventory consists of the following:


                                               September 30,        December 31,
(USD)                                                   2001                2000
--------------------------------------------------------------------------------
Raw materials                                        795,818           1,018,796
Work in process                                      212,421             245,819
Finished goods                                       809,570             248,279
--------------------------------------------------------------------------------
                                                   1,817,809           1,512,894
--------------------------------------------------------------------------------


During the three months ended September 30, 2001, the Company wrote down $1,453,756 of inventory as a result of discontinuation of the original Powerheart model and the anticipated introduction of its new Cardiac Rhythm Module ("CRM"), and reflects management's estimate of the cost of component inventory on hand that will not be transformed into finished goods.

         The Company placed $530,052 and $1,110,377 of completed Powerheart units at customer locations during the three and nine months ended September 30, 2001, respectively. The Company retains title to these units and such amounts were transferred to property and equipment, where they are being depreciated over a five year period.

4. Acquisition of Survivalink Corporation

On September 26, 2001, the Company acquired Survivalink Corporation, a privately held Minneapolis-based company that is a leading provider of Automated External Defibrillators. As consideration, the Company paid $10.5 million in cash, issued $25.8 million in senior secured promissory notes and 18.15 million shares of common stock to Survivalink shareholders. Of this total consideration, approximately $1.8 million of the notes and 907,500 shares of the Company's common stock is being held in escrow pursuant to an escrow agreement. The escrow amount is to protect the Company for claims regarding breach of representation or warranty by Survivalink. These funds will be released from escrow on September 26, 2002, providing that all claims, if any, have been resolved.

The acquisition was accounted for as a purchase under Statement of Financial Accounting Standards ("SFAS") No. 141. In accordance with SFAS No. 141, the Company allocated the purchase price based on the fair value of the assets acquired and liabilities assumed. This purchase price allocation reflects a current estimate of the allocation to the acquired assets, liabilities and good-will. The Company has engaged an independent appraisal firm to assess the fair values of the acquired assets and liabilities, and to assess the allocation of the purchase price. Final allocations may differ significantly from the allocation reflected herein, and may reflect allocation to in-process research and development and other identifiable intangibles such as core technology.

                       INTERIM REPORT OF CARDIAC SCIENCE

         The Company has identified three patents out of Survivalinks total intellectual property portfolio as intangible assets and has preliminarily valued these patents at approximately $3.0 million, or approximately $1.0 million each. The Company estimates the useful life of the patents to be 10 years.

         The components of the purchase price and allocation are as follows:

Purchase Price (USD):
Stock consideration
(18,150,000 shares @ $2.31/share)                                    41,926,500
Cash                                                                 10,500,000
Senior secured promissory notes                                      25,800,000
Acquisition costs                                                     2,231,644
--------------------------------------------------------------------------------
Total                                                                80,458,144

Allocation of Purchase Price (USD):
Current assets                                                        5,545,138
Property, plant and equipment, net                                      389,748
Other assets                                                             20,521
Current liabilities                                                  (6,208,615)
Bridge notes                                                         (1,500,000)
Long term liabilities                                                   (10,862)
Patents                                                               3,000,000
Goodwill                                                             79,222,214
--------------------------------------------------------------------------------
Total                                                                80,458,144
--------------------------------------------------------------------------------

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the Survivalink acquisition had been completed as of the beginning of the periods presented. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of patents and interest on the notes.

                                                         Nine Months Ended
                                              September 30,       September 30,
(USD)                                                  2001                2000
--------------------------------------------------------------------------------
Net revenues                                     16,077,611          14,284,686
Net loss                                        (26,246,365)        (27,918,364)

Pro forma net loss per
share (basic and diluted)                             (0.61)              (0.79)
--------------------------------------------------------------------------------

The Company has entered into an agreement with Survivalink shareholders to establish a tax escrow fund to make loans to employees of Survivalink who owned options to purchase Survivalink common stock to help them meet their tax obligations arising from the exercise of their employee stock options at the time of the acquisition. The Company deposited $2,200,000 of cash into this fund at closing. This amount is included in other long term assets in the Company's Consolidated Condensed Balance Sheets at September 30, 2001. Each loan from the fund is documented by an individual tax note. The tax notes are collateralized by any amounts payable to the Survivalink employee under the senior secured promissory notes issued to the employee as consideration in the acquisition of Survivalink. The tax escrow will terminate and the $2,200,000 will be returned to the Company upon the earlier of (i) full repayment by the Company of the senior secured promissory notes, or (ii) December 31, 2003.

5.  Senior Secured Promissory Notes

As partial consideration for the acquisition of Survivalink (see note 4), the Company issued senior secured promissory notes to Survivalink shareholders in the principal amount of $25,800,000, with simple interest payable upon maturity at the rate of 10% per annum. The maturity date of the notes are eighteen months from the date of issue, subject to an automatic extension for six months upon payment of an extension fee of five percent of the outstanding principal and interest due at the time of the extension. In addition, the Company assumed $1,500,000 of bridge notes payable to certain shareholders of Survivalink. The Company and the bridge note holders have agreed to convert the bridge notes into a senior secured promissory note with terms and conditions similar to the notes issued as merger consideration.

         The notes are subject to a mandatory repayment out of any new equity capital raised by the Company in the event the Company raises an aggregate of $45,000,000 after September 13, 2001. Capital raised in excess of $45,000,000 will be used to repay the notes and any accrued and unpaid interest at a rate of $0.93 for every $1.00 raised.

         The notes are senior in rank to the Company's existing debts and other debts the Company may incur in the future. The notes are also collateralized by the Company's assets.

6.  Impairment of Assets

During the quarter ended September 30, 2001, the Company recorded a charge for impaired assets of $1,438,000. The specific assets are $1,038,000 of Inovise Medical, Inc. ("Inovise") note receivable and $400,000 of Medical Resources Management, Inc. ("MRM") securities.

         On December 18, 2000, the Company entered into a non-binding letter of intent to acquire Inovise, a privately held Oregon based corporation. In connection with this proposed transaction, the Company advanced funds for a bridge loan to support working capital requirements. The bridge loan is collateralized by all assets of Inovise, excluding certain receivables from royalty payments, bears interest at 6% and is convertible into equity of Inovise. In February 2001, the Company decided not to proceed with the purchase of Inovise. On September 11, 2001, at the request of Inovise, the Company extended the maturity of the bridge loan to December 31, 2001. The amount advanced and outstanding as of September 30, 2001 was $1,038,000. The Company believes that there is a high degree of uncertainty surrounding Inovise's ability to obtain suitable equity financing in light of the current capital markets environment, and has therefore determined that this receivable will not be collectible.

                       INTERIM REPORT OF CARDIAC SCIENCE


         In December 2000, the Company purchased 1,333,333 shares of restricted MRM stock for $400,000. The Company has accounted for this investment under the cost method of accounting. In July 2001, MRM merged with Emergent Group Inc.
(EMGR). As a result of this merger the Company now owns 493,333 shares of EMGR. Based on the recent stock price of EMGR ($0.07/share), the Company believes that this investment has been permanently impaired.

7. Distribution and License Agreement

In December 1998, the Company entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. ("Medtronic"). Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In
May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. In the quarter ended March 31, 2001, MPC provided the Company with notice that, among other things, the planned acquisition of Survivalink, a significant competitor of MPC, places MPC at substantial risk of violating restrictions placed on Medtronic by the Federal Trade Commission in connection with Medtronics acquisition of Physio-Control.
In addition to concerns relating to the potential violation of the Federal Trade Commission restrictions, MPC stated that the Company's planned acquisition of Survivalink and Artema (see notes 4 and 8) would cause the Company to become a direct competitor, thereby fundamentally altering the existing relationship and eliminating the ability to work together in the future. MPC believes these restrictions, among other things, directly impact MPC's ability to continue its relationship with the Company. MPC has stated that in light of such fact, it believes it to be in the best interests of the parties to terminate the agreement. The Company is currently in discussions with MPC regarding the termination of the commercial relationship and expects to reach a definitive conclusion within the next several months.

8.  Pending Acquisition

In January 2001, the Company announced its intention to make a tender offer for all of the outstanding shares of Artema Medical AB, a Stockholm, Sweden based manufacturer of patient monitors and external cardiac defibrillator devices, for up to approximately 4,444,444 shares of its common stock. The Company's offer is conditional upon, among other things, the tender of at least 90% of the issued and outstanding shares of Artema, representing at least 90% of the voting power. The transaction is anticipated to close in the fourth quarter of 2001. Through September 30, 2001, the Company has capitalized $1,379,286 in Artema related acquisition costs.

9. Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Nos. 141 and 142. SFAS No. 141, Business Combinations, is effective for all business combinations for which the date of acquisition is after June 30, 2001 and requires that the purchase method of accounting be used for all business combinations, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and indefinite long-lived intangible assets will no longer be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. SFAS No. 142 will be adopted by the Company on January 1, 2002 for business combinations that occurred prior to July 1, 2001. The Company is currently evaluating the impact of the adoption of SFAS No. 142 on its consolidated financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, requires that long-lived assets that are to be disposed by sale be measured at the lower of book value or fair value less cost to sell and expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity on a disposal transaction. SFAS No. 144 is effective for all fiscal years beginning after December 15, 2001 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2002. The Company is currently evaluating the impact of the adoption of SFAS No. 144 on its consolidated financial statements.

10. Segment & Geographic Information

Since the acquisition of Survivalink, the Company now reports information to the chief operating decision maker in four reportable segments, determined by the type of product. These segments include the sale of Powerhearts, AEDs, disposable proprietary electrodes and other equipment.

         In order to make operating, strategic and resource allocation decisions, the Company's chief operating decision maker evaluates revenue performance across each reportable segment.

                       INTERIM REPORT OF CARDIAC SCIENCE

Net sales by segment are as follows:

                                                      Three Months Ended                  Nine Months Ended
                                               September 30,     September 30,     September 30,     September 30,
(USD)                                                   2001              2000              2001              2000
------------------------------------------------------------------------------------------------------------------
AEDs                                                 342,646                --           342,646                --
Disposable proprietary electrodes                    142,780             7,010           316,284            54,980
Other equipment                                      134,546            66,543           986,979           190,718
Powerhearts                                           23,980         1,136,129         1,246,980         2,513,588
------------------------------------------------------------------------------------------------------------------
                                                     643,952         1,209,682         2,892,889         2,759,286

Net sales by geographic location are as follows:

United States                                        543,078           846,950           638,398         1,800,710
Foreign                                              100,874           362,732         2,254,491           958,576
------------------------------------------------------------------------------------------------------------------
                                                     643,952         1,209,682         2,892,889         2,759,286
------------------------------------------------------------------------------------------------------------------

The Company reports assets on a consolidated basis to the chief operating decision maker.

11. Subsequent Event

Subsequent to September 30, 2001, the Company has raised approximately $8 million in equity financing through the sale of approximately 4 million shares of its common stock at $2.00 per share, pursuant to the terms of the financing transaction approved by shareholders at the annual meeting held on September 21, 2001. The Company is continuing its efforts to complete the financing transaction and could issue up to an additional 6.5 million shares of its common stock to raise an additional $13.0 million in cash. There can be no assurance that the remainder of the financing transaction will be completed or that any other financing transaction will be available at terms acceptable to the Company, if at all, that any financing transactions will not be dilutive to current stockholders, or that the Company will have sufficient working capital to fund future operations. If the Company is not able to raise additional funds, it may be required to significantly curtail or cease its operating activities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto set forth elsewhere herein and in our Annual Report on Form 10-K for the year ended December 31, 2000.

General

Cardiac arrest is the leading cause of death in the United States and Europe. According to the American Heart Association, approximately 350,000 people die annually in the United States from sudden cardiac arrest, nearly one third of which die in hospitals. For every minute that passes from the onset of sudden cardiac arrest, a persons survival rate decreases by 10% or more. Clinical studies have shown that the average survival rate for patients suffering an in-hospital cardiac arrest is about 15% - a rate that has not changed since the 1960s. The American Heart Association and other major resuscitation councils around the world have acknowledged that immediate defibrillation therapy is the single most important factor in determining the survival rate of sudden cardiac arrest victims.

         Our technology platform consists of proprietary arrhythmia detection and discrimination software (RHYTHMx ECD(TM)), defibrillation hardware and electrode technology, which are combined to create a line of fully automatic external cardioverter defibrillator ("AECD(R)") devices. These AECDs are designed to be prophylactically attached to patients at temporary risk of sudden cardiac arrest, and

o        to continuously monitor a patient's heart rhythms

o to instantly and accurately detect the onset of any life-threatening arrhythmias, and

o when appropriate and without human intervention to automatically deliver potentially life saving defibrillation shocks within seconds to convert a patient's heart back to its normal rhythm.

We believe our proprietary technology will help create a new standard of care by significantly increasing the survival rate of patients suffering sudden cardiac arrest.

  Our first AECD product, the Powerheart(R), was introduced into the United States in February 2000, and is the only FDA cleared, fully automatic non-invasive external cardioverter defibrillator device. In addition we currently are developing two additional AECD products:

o Cardiac Rhythm Module(TM) - formerly referred to as our Automatic Defibrillator Module, the Cardiac Rhythm Module or CRM is a portable, fully automatic defibrillator module designed to work as a stand-alone defibrillator, or in conjunction with existing third party patient monitoring systems. Functionally, the "CRM" is designed to provide complete rhythm management capabilities, including external pacing and has been developed to replace the first generation Powerheart in-hospital device. The CRM is one-quarter the size and approximately one-third the cost of goods of the first generation Powerheart device.

o Powerheart AED(TM) - the Powerheart AED incorporates our proprietary RHYTHMx ECD software into the Survivialink Automated External Defibrillator (AED) product. In addition to the patented RescuReady(R) product features, the new Powerheart AED will be the only AED that can be attached to and continually monitor patients whether they are conscious or unconscious.

                       INTERIM REPORT OF CARDIAC SCIENCE

o Personal Wearable Defibrillator(TM) - the Personal Wearable Defibrillator or "PWD" is a small, wearable, fully automatic defibrillator designed to be worn by patients who are ambulatory within a hospital setting or home environment, and who are at temporary risk of sudden cardiac arrest for a period of days or weeks.

         Our business strategy in the hospital market is centered on rapidly building an installed base of AECD devices in order to maximize the potential recurring revenue associated from sales of our single use, disposable defibrillator electrodes. All of our AECD devices are designed to utilize our proprietary defibrillator electrodes, which for sanitary, safety and performance reasons, must be changed once every 24 hours. Our disposable defibrillator electrodes feature "smart chip" technology, designed to ensure that only our electrodes will be used with devices utilizing our proprietary technology. We are now marketing our AECD devices directly to hospitals in the United States, and through country specific distributors in the rest of the world. We intend to acquire or enter into strategic alliances with other defibrillator and patient monitoring equipment manufacturers in order to more rapidly increase the adoption of our AECD devices and technology.

         In February 2001, we entered into a definitive agreement to acquire Survivalink Corporation ("Survivalink"), a Minneapolis, Minnesota based developer, manufacturer and marketer of semi-automatic external defibrillators. On September 26, 2001, we consummated the transaction, acquiring Survivalink for $10.5 million in cash, $25.8 million in senior secured promissory notes, and
18.15 million shares of our common stock.

         Our wholly owned subsidiary, Survivalink, designs, manufactures and markets automated external defibrillators and related products. These devices are portable, emergency medical defibrillators that are intended for use by minimally trained rescuers in the treatment of sudden cardiac arrest in a wide variety of markets outside the hospital. The Survivalink AED is the only defibrillator with true one-button operation and pre-connected, interchangeable electrodes and has an exclusive RescuReady self-testing feature which allows an operator to ensure that the battery, circuitry and electrodes are functioning properly. We have integrated our RHYTHMx ECD software into the Survivalink AED in order to allow the product to be the only AED that can continuously monitor a patient even when the patient is conscious but is at risk or experiencing symptoms of cardiac arrest. We have also integrated certain Survivalink biphasic defibrillation waveform technology into our new CRM product. The acquisition of Survivalink allows us to leverage certain technology and operational synergies and gain an immediate foothold in the rapidly growing AED market.

         We own fifty nine patents and have thirteen patent applications pending relating to our core technology and to technology developed by Survivalink. We intend to continue to file additional patent applications relating to our technology.

         In January 2001, we announced our intention to make a tender offer for all the outstanding shares of Artema Medical AB ("Artema"), a Stockholm, Sweden based developer, manufacturer and distributor of defibrillators and patient monitoring equipment, for up to approximately 4.44 million shares of our common stock. Our offer is subject to several conditions, including the tender of at least 90% of the issued and outstanding shares of Artema, representing at least 90% of the voting power. This transaction is expected to close in the fourth quarter of 2001. We intend to integrate our RHYTHMx ECD software into the defibrillation and patient monitoring products of Artema, which we believe will cost effectively expand our AECD product line. In addition, we believe there are additional synergies between our distribution channels, cost structure and customer base, and those of Artema.

         In December 1998, we entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. ("Medtronic"). Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In
May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. During the quarter ended March 31, 2001, MPC provided us with notice that, among other things, the planned acquisition of Survivalink, a significant competitor of MPC, places MPC at substantial risk of violating restrictions placed on Medtronic by the Federal Trade Commission in connection with Medtronics acquisition of Physio-Control.
In addition to concerns relating to the potential violation of the Federal Trade Commission restrictions, MPC stated that our planned acquisition of Survivalink and Artema would cause us to become a direct competitor, thereby fundamentally altering the existing relationship and eliminating the ability to work together in the future. MPC believes these restrictions, among other things, directly impact MPCs ability to continue its relationship with us. MPC has stated that in light of such fact, it believes it to be in the best interests of the parties to terminate the agreement. We are currently in discussions with MPC regarding the termination of our commercial relationship and expect to reach a definitive conclusion within the next several months.

Results of Operations

During the past nine months, we have made a fundamental shift in the way we market the Powerheart in the U.S., away from a capital equipment model, where sales of the Powerheart were made to a large distributor (MPC), to a recurring revenue business model. Under this model, we market the Powerheart to U.S. hospitals directly, and agree to place Powerheart units in a customers facility, while retaining ownership of the unit, with no upfront capital equipment charge, in exchange for an agreement to purchase a specific number of our proprietary, disposable defibrillation electrodes monthly or quarterly. We believe that this model will increase the rate of adoption of our AECD technology by addressing the capital budget constraints many U.S. hospitals face, and will ultimately result in higher levels of recurring revenue from the disposable electrodes. Although only three days of Survivalink's operating results are incorporated in our results of operations for the period ended September 30, 2001, the acquisition of Survivalink has enabled us to enter the rapidly growing public access defibrillation market, and it is expected that the acquisition of Survivalink will contribute significantly and positively to our results of operations in subsequent periods. According to market analysis published by Frost & Sullivan in 2000, it is estimated that the worldwide market for AEDs will expand to over 250,000 units a year by 2006, accounting for over $650 million in annual revenue. We currently hold approximately a 20 percent share of the AED market in the United States.

                       INTERIM REPORT OF CARDIAC SCIENCE

         Revenues for the three months ended September 30, 2001 decreased $565,730 to $643,952 from $1,209,682 for the comparable period in 2000. This decrease was primarily attributable to a decrease in Powerheart sales to MPC of $771,750 and to our international distributors of $340,399, which reflects the transition from the MPC distribution model to our strategy of placing Powerheart units at customer locations, retaining title to those units to encourage more widespread adoption of our core technology. This decrease was partially offset by $342,646 of AED sales resulting from the acquisition of Survivalink, which closed in September 2001, and an increase of $135,770 of proprietary, disposable electrode sales and $68,003 of other equipment sales. Revenue for the nine months ended September 30, 2001 increased $133,603 to $2,892,889 as compared to $2,759,286 for the comparable period in 2000. This increase was attributable to $342,646 of AED sales, $112,252 of increased Powerheart sales to international distributors, $261,304 of increased sales of disposable proprietary electrodes and $796,261 of defibrillators and patient monitoring equipment purchased from Artema Medical AB and sold to our international distributors. This increase was offset by reduced Powerheart sales to MPC of $1,378,860, resulting from the change in our distribution strategy as described above.

         Cost of goods sold as a percentage of revenue, exclusive of the write down of inventory (discussed below), for the three and nine months ended September 30, 2001, improved to 51.5% and 81.3%, respectively, from 87.6% and 88.9%, respectively, for the comparable periods in 2000. The improvement in cost of goods sold as a percentage of revenues is due to a change in product mix to higher margin AEDs and proprietary disposable electrodes compared to a product mix consisting of less profitable Powerhearts for the comparable periods in 2000.

         In connection with the preparation to release the CRM to production, and discontinuation of our original Powerheart model, a charge to write down inventory of $1,453,756 was taken in the three months ended September 30, 2001, to reflect component inventory on hand that will not be transformed into finished goods.

         Research and development expenses for the three months ended September 30, 2001 decreased $1,232,734 to $1,834,219 as compared to $3,066,953 for the comparable period in 2000. This decrease is primarily attributable to reduced expenditure of $582,768 on consultants, industrial design and outside services and a reduction in supplies and material expense of $90,718, all relating to product development of the CRM, which is nearing commercial release. The absence of non-employee stock option expense in this quarter, as compared to $551,442 of non-employee stock option expense for the three months ended September 30, 2000, also contributed to the reduction in research and development related expense. Research and development expenses for the nine months ended September 30, 2001 increased $945,061 to $6,435,895 as compared to $5,490,834 for the comparable period in 2000. This increase is primarily attributable to higher salaries and benefits associated with increased engineering headcount of $1,070,754, supplies and materials of $291,329, and travel expenses of $111,065 directly related to the CRM and PWD products currently under development.
This increase was partially offset by the absence of non-employee stock option expense, compared to $551,442 of non-employee stock option expense for the comparable period in 2000.

         Sales and marketing expenses for the three months ended September 30, 2001 increased $740,366 to $1,697,500, as compared to $957,134 for the comparable period in 2000. This is primarily attributable to higher salaries and benefits of $413,985 and travel expenses of $173,301 associated with the expansion of our U.S. hospital based direct sales force and an increase of $119,736 of expenses relating to expansion of our international distributor network. Sales and marketing expenses for the nine months ended September 30, 2001 increased $2,510,866 to $5,294,466, as compared to $2,783,600 for the comparable period in 2000. This increase is primarily attributable to higher salaries and benefits of $1,462,768, training and recruiting expenses of $328,773, and travel expenses of $613,788, all associated with the expansion of our U.S. hospital based direct sales force, and an increase of $193,883 of expenses relating to our international distributors. The increase in sales and marketing expenses are offset by a reduction in print advertising of $118,108.

         General and administrative expenses for the three months ended September 30, 2001 increased $34,290 to $1,588,464 as compared to $1,554,174 for the comparable period in 2000. Significant variations between periods include increases in accounts receivable reserve of $250,000, salaries and benefits of $258,398, investor relations fees of $144,064, and higher depreciation expense of $91,253. Decreases included fees paid to outside consultants of $282,221, recruiting of $158,526 and the absence of fees relating to our initial listing on the Nasdaq National Market in 2000 of $95,000, and $259,810 of non-employee stock option expense. General and administrative expenses for the nine months ended September 30, 2001 increased $1,807,367 to $4,806,682 as compared to $2,999,315 for the comparable period in 2000. This increase is attributable to higher depreciation expense of $305,139, an increase in accounts receivable reserve of $400,000 and an increase in personnel and expenses associated with an overall increase in general corporate activity. This increase is primarily comprised of higher expenses in the following categories: salaries, benefits and training of $813,888, accounting and legal services of $204,323, and travel expenses of $117,239.

         During the three months ended September 30, 2001, we established a reserve for impaired assets of $1,438,000 for a note receivable in the principal amount of $1,038,000 due December 31, 2001 and $400,000 of securities held as a non-current asset.

         Amortization of goodwill and other intangible assets was $330,844 and $992,783 for the three and nine months ended September 30, 2001 compared to $567,952 in both the three and nine months ended September 30, 2000. The amortization charges are associated with goodwill and intangible assets acquired in our acquisition of Cadent Medical in July 2000. In addition to three months of goodwill amortization from the Cadent acquisition, for the three and nine months ended September 30, 2000, the Company amortized $163,690 relating to the assembled workforce acquired in the acquisition of Cadent. There were no similar assembled workforce amortization charges in 2001.

                       INTERIM REPORT OF CARDIAC SCIENCE

         Interest income, net, decreased to $14,541 and $186,416 for the three and nine months ended September 30, 2001 as compared to interest income, net, of $314,718 and $338,642 in the comparable periods in the prior year. This decrease was attributable to lower levels of interest income as a result of lower invested cash balances this year versus the prior year.

         We realized a loss on the sale of marketable securities of $707,369 in the nine months ending September 30, 2001, resulting from the sale of shares in Spacelabs Medical, Inc., at prices below the original basis. There were no similar charges in 2000.

Liquidity and Capital Resources

At September 30, 2001, we had cash and cash equivalents of $2,753,622 and working capital deficit of $4,337,684, as compared to cash and cash equivalents of $13,537,066 and working capital of $18,021,779 at December 31, 2000. From inception, our sources of funding for operations have been derived from equity placements. Net cash used in operating activities for the nine months ended September 30, 2001 was $15,740,793 compared to $10,763,769 for the comparable period in 2000. We have incurred losses of $72,286,877 since inception, and we expect to incur additional operating losses as a result of expenditures related to marketing and sales efforts, and research and product development activities. The timing and amounts of these expenditures will depend upon many factors, some of which are beyond our control, such as the progress of research and development programs, and market acceptance of our products.

         Successful completion of our development program for our products and the transition to profitable operations is dependent upon achieving a level of revenue which supports the required cost structure.

         We anticipate that the current cash balances plus the $8 million raised subsequent to September 30, 2001 will be sufficient to meet our cash requirements through the first quarter of 2002. Additional capital will be necessary to ensure our viability. In this respect, as of September 30, 2001, we have raised $14.1 million in an equity financing in which we issued 7.05 million shares of our common stock in exchange for cash, at $2.00 per share. Approximately $10.5 million of the proceeds of this financing were used to satisfy the cash portion of the Survivalink merger consideration. Subsequent to September 30, 2001, the Company has raised approximately $8 million in equity financing through the sale of approximately 4.0 million shares of its common stock at $2.00 per share. The Company expects to issue up to an additional 6.5 million more shares of its common stock to raise an additional $13.0 million in cash. We cannot assure you that the equity financing or any other financing transaction will be available on terms acceptable to us, if at all, or that any financing transaction will not be dilutive to current stockholders. We also cannot assure you that we will have sufficient working capital to fund future operations. If we are not able to raise additional funds, we may be required to significantly curtail or cease our operating activities, which would have a material impact on our operating results, financial position and liquidity. The accompanying financial statements have been prepared assuming that we will continue as a going concern.

Forward Looking Statements

This Quarterly Report on Form 10-Q contains certain forward-looking statements, including statements regarding:

o        products under development;

o        future cash requirements and the adequacy of cash on hand;

o        technological and competitive advantages;

o our ability to improve patient care, increase survival rates, decrease recovery time, lessen patient debilitation, and reduce patient care costs;

o        strategic alliances, and

o        our planned acquisition of Artema Medical AB.

These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including those risks and uncertainties discussed in this Form 10-Q, in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000, and in our other filings with the Securities and Exchange Commission. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot assure you that the results discussed or implied in such forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in such forward-looking statements, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Words such as "believes," "anticipates," "expects," "intends," "may," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to revise any of these forward-looking statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not believe that we currently have material exposure to interest rate, foreign currency exchange rate or other relevant market risks.

         Interest Rate and Market Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment profile. At September 30, 2001, we have no marketable securities. We do not use derivative financial instruments in our investment portfolio. We are adverse to principal loss and try to ensure the safety and preservation of our invested funds by limiting default risk, market risk, and reinvestment risk. We attempt to mitigate default risk by investing in only the safest and highest credit quality securities.

         Foreign Currency Exchange Risk. We do not believe that we currently have material exposure to foreign currency exchange risk because our international transactions are denominated primarily in U.S. dollars.

                        INTERIM REPORT OF CARDIAC SCIENCE

                                OTHER INFORMATION

ITEM 1

Legal Proceedings

Not Applicable

ITEM 2

Changes in Securities and Use of Proceeds

Not Applicable

ITEM 3

Defaults Upon Senior Securities

Not Applicable

ITEM 4

Submission of Matters to a Vote of Security Holders

On September 21, 2001, the Company held an annual meeting of stockholders. Seven persons, six of whom were existing members of the Board of Directors, were nominees for election at the annual meeting. All of the following persons were elected as directors at the annual meeting:

Name                            Votes For          Votes Against           Abstentions      Broker Non-Votes
------------------------------------------------------------------------------------------------------------
Howard L. Evers                20,972,272               --                   63,440               --
Raymond W. Cohen               20,972,272               --                   63,440               --
Peter Crosby                   20,972,272               --                   63,440               --
Paul D. Quadros                20,972,272               --                   63,440               --
Robert Carpenter               20,972,272               --                   63,440               --
Brian Dovey                    20,972,272               --                   63,440               --
Erich Sager                    20,972,272               --                   63,440               --
------------------------------------------------------------------------------------------------------------

Proposals voted on at the annual meeting were:

1. To approve the issuance of shares of the Company's common stock in connection with the acquisition of Survivalink Corporation,

2. To approve the issuance of the Company's securities in connection with a financing transaction,

3. To amend the Company's Restated Certificate of Incorporation, as amended, to increase the Company's authorized shares of common stock from 40,000,000 shares to a maximum of 100,000,000 shares,

4. To elect a board of seven directors to serve until the next annual meeting of stockholders,

5. To approve an amendment to the Company's 1997 Stock Option/Stock Issuance Plan to increase the number of shares of common stock reserved for issuance thereunder from 2,805,000 shares up to a maximum of 8,800,000 shares, and

6. To ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as independent accountants of the Company for the year ending December 31, 2001.

The following table shows the matters voted upon, votes cast for, against or withheld, as well as the number of abstentions and broker non-votes.

Matter               Votes For          VotesAgainst           Abstentions      Broker Non-Votes
------------------------------------------------------------------------------------------------
Proposal 1         15,740,294               37,824                3,989            5,253,605
Proposal 2         15,766,210               12,580                3,317            5,253,605
Proposal 3         15,668,771              109,849                3,487            5,253,605
Proposal 4         20,972,272                   --               63,400                   --
Proposal 5         15,208,086              564,546               12,475            5,253,605
Proposal 6         21,029,249                2,051                4,412                   --
------------------------------------------------------------------------------------------------

                        INTERIM REPORT OF CARDIAC SCIENCE

ITEM 5.

Other Information

Not Applicable

ITEM 6

Exhibits and Reports on Form 8-K

a)       Exhibits:

         Articles of Incorporation, as amended.

b)       Reports on Form 8-K:

         Form 8-K, filed September 27, 2001, related to the acquisition of Survivalink Corporation. An amendment to this Form 8-K on Form 8-K/A was filed on October 25, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                                    CARDIAC SCIENCE,INC.

Date:  November 14, 2001                            /s/  Roderick de Greef
                                                    ----------------------------
                                                    Roderick de Greef
                                                    (Authorized Officer and
                                                    Principal Financial Officer)

                            INTERIM REPORT OF ARTEMA
                            THIRD QUARTER REPORT 2001

An increased rate of turnover, increased backlog orders, and a significant improvement in cash flow are reported for the third quarter.

o        On 10 January 2001, the US med-tech company, Cardiac Science, Inc.
         (Nasdaq: DFIB) announced a public tender offer for all shares in Artema. Notwithstanding repeated delays, Artema is now of the opinion that the current offer can be completed at the end of November 2001.

o The offer corresponds to a price for Artema shares of SEK 10 at the close of trading on the exchange on 8 November 2001.

o The Artema Group's turnover for the period declined by 28% to SEK 137.8 (190.9) million. Turnover for the third quarter amounted to SEK 60.2 (59.4) million, compared with SEK 32.6 million for the second quarter of 2001.

o The result after financial items for the first nine months of the year amounted to SEK -31.4 (2.3) million. The result for the third quarter amounted to SEK -1.5 (1.8) million.

o Backlog orders amounted to SEK 67.0 (72.0) million and, compared with the beginning of the year, the inflow of orders has increased by 30%. This increase is stronger than the 23% for the first six months of 2001.

o A positive cash flow of SEK 0.8 (1.6) million is reported for the third quarter, corresponding to an improvement of SEK 10.2 million compared with the first six months of the year. Cash flow after capital expenditures for the period amounted to SEK -19.2 (-38.6) million.

COMMENTS REGARDING THE PENDING CARDIAC BID

Following the extension of the public tender offer which was announced on 19 October 2001, regular discussions have taken place with senior representatives of Cardiac Science. On the basis of the information provided and the positive spirit which has characterised the discussions between the companies, the Board of Directors and management of Artema now view positively the possibility of the acquisition being completed. The offer expires on 23 November 2001.

         The offer corresponds to a price for Artema shares of SEK 10 at the close of trading on the exchange on 8 November 2001, based on a USD/SEK exchange rate of SEK 10.50 and Cardiacs share price of USD 3.28.

PUBLIC TENDER OFFER FOR ALL SHARES IN ARTEMA

The Board of Directors of Artema considers the offer by Cardiac Science to be consistent with Artema's endeavours to locate an international cooperation partner. Cardiac Sciences offer is believed to significantly improve the prospects for Artema, primarily through access to new markets, additional technology and products, and financing.

         Accordingly, the Board of Directors has unanimously recommended that the shareholders accept the offer. In addition, Cardiac Science's offer has been accepted by Artema's largest shareholders and founders, who together represent 14.0% of the shares and 20.2% of the votes in Artema.

         The number of shares in Cardiac Science to be offered for each class A and B share has been calculated based on the average latest transaction price for Cardiac Science shares during the measurement period 23 April 4 May 2001. Shareholders in Artema are offered 0.29170 shares in Cardiac Science for each class A and B share in Artema. Alternatively, all shareholders in Artema who own 200 Artema shares or less will be offered a cash payment in the amount of SEK
10.80 per Artema share.

TURNOVER AND RESULTS

During the first nine months of 2001, the Artema Groups turnover declined by 28% compared with the corresponding period last year to SEK 137.8 (190.9) million. Compared with the preceding quarter, the rate of turnover has increased significantly and amounted to SEK 60.2 (59.4) million for the third quarter, compared with SEK 77.5 million for the first six months of the year. The result after financial items declined to SEK -31.4 (2.3) million as a consequence of lower volumes and somewhat weaker margins. The result for the third quarter improved significantly compared with the preceding quarter and amounted to SEK -1.5 (1.8) million. The rationalisation measures which have been implemented have only affected the quarterly result to a minor extent.

         The Group's backlog orders amounted to SEK 67.0 (72.0) million and have increased by 30% since the beginning of the year. Orders have continued to improve strongly since the report for the first half of the year. The Group's investments in research and development, which are booked as costs directly, amounted to SEK 24.1 (27.8) million, corresponding to 17.5 (15.0)% of turnover.

                            INTERIM REPORT OF ARTEMA


ONGOING RATIONALISATION PROGRAM

An extensive rationalisation program has commenced with the aim of reducing the Group's running costs. Most of the savings will take place through reductions in personnel and, in total, it is planned that the number of employees in the Group will be reduced to 115 persons at the end of March 2002. The full impact of the reductions in costs is expected during the second quarter of 2002.

PROSPECTS FOR THE REMAINDER OF 2001

The favourable order trend together with the ongoing rationalisation program is currently affecting profit trends and cash flow in a positive direction. However, in total the Group's sales and results for 2001 will be significantly lower than last year. The decline is primarily attributable to the major DANIDA order to Thailand during 2000.

ARTEMA MONITORING COMPONENTS

Sales within the Artema MCS business area, which primarily consists of gas analysers on an OEM basis, amounted to SEK 14.0 (23.4) million for the first nine months. Marketing of Artema's new generation of gas analysers is in an intensive stage and the possibilities for additional OEM agreements are deemed to be favourable.

ARTEMA MONITORING AND EMERGENCY CARE

Sales within the largest business area in terms of turnover, Artema MEC, which primarily consist of patient monitors and defibrillators, fell by 24% to SEK
127.4 (167.5) million. At the same time, as a consequence of the large inflow of orders earlier in the year, sales for the third quarter improved significantly compared with the period April to June 2001. Excluding the DANIDA order, sales through Artema's distributors increased by just over 67% compared with the preceding year.

FINANCIAL POSITION

Cash flow for the third quarter amounted to SEK 0.8 (1.6) million and thus improved significantly compared with the period April to June 2001. At the end of the period, the Groups liquid assets amounted to SEK 6.9 (1.9) million and interest-bearing liabilities amounted to SEK 33.2 (11.7) million. The Group's disposable liquid assets at the end of the period amounted to just over SEK 12 million. The equity ratio at the end of the period fell to 37.6%, compared with 56.3% at the beginning of the period.

         The structural solution which Cardiac Science offers is deemed to satisfy the Groups financing requirements. In the absence of a takeover, additional capital will be required through a new stock issue.

THE PARENT COMPANY

During the first nine months, the parent company's sale amounted to SEK 14.0 (23.4) million and the result after financial items was SEK -15.6 (-18.0) million. Turnover for the third quarter was SEK 6.0 (6.0) million and the result was SEK -2.9 (-7.2) million.

CAPITAL EXPENDITURES

Capital expenditures in tangible fixed assets during the period amounted to SEK
1.6 (1.7) million.

PERSONNEL

Since the beginning of 2001, the number of employees within the Artema Group has been reduced by 11% to 155 (185), of whom 26 (30) are employed in the parent company. In October, the Economy and Finance Director vacated his position and a consultant is currently holding the position.

FUTURE REPORTS IN 2002

A press release of unaudited earnings for the entire year and the fourth quarter of 2001 will be issued on 22 February 2002.

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with the same principles as last year's annual report.

AUDITING

This interim report has not been subject to review by Artema's auditor.

                            Stockholm 9 November 2001

                                 Thomas Axelsson
                                CEO and President

For further information, please contact:
Thomas Axelsson, CEO and President
Telephone +46 8-5555 41 00,or 0708-17 99 76


--------------------------------------------------------------------------------
Artema Medical is a niche-oriented, research-intensive med-tech company. 98% of sales take place outside Sweden in more than 80 countries. Artema develops, manufactures, and markets equipment for measuring and monitoring vital patient parameters within the field of anesthesia, intensive care, and emergency care. The product portfolio consists of gas analysers, patient monitors, and defibrillators. Artemas shares have been listed on Stockholmsborsen's O-list since 4 May 1999.
--------------------------------------------------------------------------------

                            INTERIM REPORT OF ARTEMA


STATEMENT OF INCOME, GROUP

                                                2001          2000            2001            2000            2000
Amounts in SEK million                        Jul.-Sept.    Jul.-Sept.      Jan.-Sept.      Jan.-Sept.      Full Year
---------------------------------------------------------------------------------------------------------------------
Net sales                                       60.1           59.4           137.6           190.8           262.2
Other operating income                           0.1             --             0.2             0.1             0.2
---------------------------------------------------------------------------------------------------------------------
Total revenues                                  60.2           59.4           137.8           190.9           262.4

Operating expenses                             -59.9          -56.8          -164.2          -184.5          -257.2
Depreciation                                    -1.5           -1.6            -4.5            -4.7            -6.4
Shares in result of associated companies         0.1            0.4             0.1             1.5             2.1
---------------------------------------------------------------------------------------------------------------------
Operating profit/loss                           -1.1            1.4           -30.8             3.2             0.9

Net financial items                             -0.4            0.4             0.6            -0.9             0.6
---------------------------------------------------------------------------------------------------------------------
Profit/loss after financial items               -1.5            1.8           -31.4             2.3             1.5

Taxes*)                                           --             --              --              --              --
---------------------------------------------------------------------------------------------------------------------
Profit/loss after taxes                         -1.5            1.8           -31.4             2.3             1.5
---------------------------------------------------------------------------------------------------------------------

*) Deferred taxes have not been included in the calculation of the Group's tax expenses.

BALANCE SHEET, GROUP

Amounts in SEK million                30 Sept. 2001        30 Sept. 2000           31 Dec. 2000
-----------------------------------------------------------------------------------------------
Assets
Fixed assets                              34.1                   40.4                   41.3
Inventories                               40.0                   46.2                   37.7
Current receivables                       64.4                   79.2                   56.6
Cash                                       6.9                    1.9                   15.5
-----------------------------------------------------------------------------------------------
Total assets                             145.4                  167.7                  151.1

Equity and liabilities
Equity                                    54.6                   85.4                   85.1
Other provisions                           1.8                    5.3                    5.8
Interest-bearing liabilities              33.2                   11.7                   12.5
Non-interest-bearing liabilities          55.8                   65.3                   47.7
-----------------------------------------------------------------------------------------------
Total equity and liabilities             145.4                  167.7                  151.1
-----------------------------------------------------------------------------------------------

                            INTERIM REPORT OF ARTEMA


EQUITY, GROUP

Amounts in SEK million              30 Sept. 2001           30 Sept. 2000            31 Dec. 2000
-------------------------------------------------------------------------------------------------
Opening balance, equity                      85.1                    40.7                    40.7
New issue                                      --                    42.3                    42.3
Translation difference                        0.9                     0.1                     0.6
Result for the period                       -31.4                     2.3                     1.5
-------------------------------------------------------------------------------------------------
Closing balance, equity                      54.6                    85.4                    85.1
-------------------------------------------------------------------------------------------------

CASH FLOW STATEMENT, GROUP


                                                 2001           2000             2001           2000             2000
Amounts in SEK million                        Jul.-Sept.      Jul.-Sept.       Jan.-Sept.       Jan.-Sept.       Full Year
-----------------------------------------------------------------------------------------------------------------------
Full year
From business operations                          0.3            1.8           -30.7             5.8             4.8
Change in working capital                         2.1            4.6            13.1           -42.7           -20.9
Capital expenditures                             -0.3           -0.9            -1.6             1.7            -6.4
-----------------------------------------------------------------------------------------------------------------------
Cash flow after investing operations              2.1            5.5           -19.2           -38.6           -22.5

Financing operations                             -1.3           -3.9            10.6            32.5            29.9
-----------------------------------------------------------------------------------------------------------------------
Cash flow after financing operations              0.8            1.6            -8.6            -6.1             7.4
-----------------------------------------------------------------------------------------------------------------------


KEY RATIOS, GROUP

                                                           2001                  2000                     2000
                                                      Jan.-Sept.             Jan-Sept.                Full Year
----------------------------------------------   -------------------------------------------------------------------------
Earnings per share after tax, SEK                         -2.06                  0.15                     0.11
Return on capital employed, %                              neg.                   9.4                      3.5
Return on equity, %                                        neg.                   4.8                      2.4
Equity per share at the end of period, SEK                 3.58                  5.61                     5.58
Equity ratio at the end of period, %                       37.6                  50.9                     56.3
Number of shares at end of period                    15,236,250            15,236,250               15,236,250

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